November 2, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a September 3, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 3 (“PEA 3”) to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 5 to the registration statement under the Investment Company Act of 1940, as amended, of the Registrant, as filed on July 22, 2009, to register the PIMCO Enhanced Short Maturity Strategy Fund, PIMCO Government Limited Maturity Strategy Fund, PIMCO Prime Limited Maturity Strategy Fund, PIMCO Short Term Municipal Bond Strategy Fund and PIMCO Intermediate Municipal Bond Strategy Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: As the prospectus and Statement of Additional Information (“SAI”) relate to active exchange-traded funds, please advise whether an exemptive application is currently being pursued to permit the Funds to commence operations. If so, please advise as to the status of the exemptive application and confirm that the Registrant will file additional post-effective amendment(s), as needed, to delay the effectiveness of this filing until such time as the SEC issues an order granting the requested exemptions.

Response: Pacific Investment Management Company LLC (“PIMCO”), the Funds’ investment manager, filed an initial exemptive application on behalf of the Registrant on September 4, 2008. The Registrant has since joined as a party to the exemptive application and, together with PIMCO, filed amended and restated exemptive applications on October 4, 2009 and October 29,

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Moscow    Munich    Paris    ASIA     Beijing    Hong Kong

Brion R. Thompson November 2, 2009 Page 2

2009 in response to Staff comments. The SEC issued a Notice of Application on October 20, 2009, which indicated an order granting the exemptive application would be issued following an opportunity for interested persons to request a hearing on or before November 9, 2009. The Registrant anticipates that the SEC will issue an exemptive order on or about November 10, 2009. Accordingly, the Registrant has delayed, and will continue to delay, the effectiveness of the Funds’ registration statement until such exemptive order is issued.

Comment 2: Once a pending exemptive application is amended, or an exemptive order is granted, the staff may continue to review this filing against the then current exemptive application or order to ensure that the prospectus and SAI disclosure is consistent with the terms of the then current exemptive application or order. The staff may provide additional comments to the filing upon completion of such review.

Response: Comment acknowledged.

Comment 3: With regard to the “Principal Investments and Strategies” section of the Fund Summary relating to the PIMCO Enhanced Short Maturity Strategy Fund, the last sentence of the second paragraph states that the Fund may invest up to 5% of its total assets in U.S. dollar-denominated securities and instruments that are economically tied to emerging market countries. Please add “Emerging Markets Risk” to the “Principal Risks” section of the Fund Summary.

Response: Upon further consideration of the limited (i.e., up to 5%) nature of the Fund’s investments in securities and instruments economically tied to emerging market countries, the Fund has deleted this disclosure as such investments are not a principal investment strategy of the Fund. Accordingly, emerging markets risk will not be added as a principal risk of the Fund. However, the Registrant notes that it continues to include detailed risk disclosure, including disclosure of the Fund’s 5% investment limitation, relating to investments in emerging market countries under the “Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities” section of the prospectus and has included additional disclosure relating to such investments in the SAI.

Comment 4: With regard to the “Principal Investments and Strategies” section of the Fund Summary relating to the PIMCO Prime Limited Maturity Strategy Fund, the last sentence of the first paragraph discloses the Fund’s average portfolio duration. Please add an additional sentence disclosing the Fund’s average portfolio maturity.

Response: In lieu of disclosing average portfolio maturity, the Fund has disclosed its maximum portfolio maturity depending on the types of securities held in the Fund’s portfolio. As disclosed in the two sentences immediately preceding the disclosure cited in your comment, the Fund

Brion R. Thompson November 2, 2009 Page 3

intends to invest in “fixed income securities of varying maturities” that “mature within 397 days from the date of purchase” or, in the case of floating rate U.S. government agency securities, that “mature within two years from the date of purchase.” The Fund believes its current disclosure relating to portfolio maturity is sufficient.

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In addition to these comments, you requested that the Registrant make certain representations concerning PEA 3 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 2, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 5 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 22, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick
Adam T. Teufel
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

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